Exhibit 99.1

Cango Inc. Reports Third Quarter 2022 Unaudited Financial Results

SHANGHAI, Nov. 29, 2022 /PRNewswire/ — Cango Inc. (NYSE: CANG) (“Cango” or the “Company”), a leading automotive transaction service platform in China, today announced its unaudited financial results for the third quarter of 2022.

Third Quarter 2022 Financial and Operational Highlights

•

Total revenues were RMB416.4 million (US$58.5 million), compared with RMB800.6 million in the same period of 2021. Car trading transactions revenues were RMB347.2 million (US$48.8 million), or 83.4% of total revenues in the third quarter of 2022, compared with RMB429.2 million in the same period of 2021.

•

The total outstanding balance of financing transactions the Company facilitated was RMB30,784.0 million (US$4,327.5 million) as of September 30, 2022. M1+ and M3+ overdue ratios for all financing transactions that remained outstanding and were facilitated by the Company were 2.44% and 1.27%, respectively, as of September 30, 2022, compared with 2.21% and 1.07%, respectively, as of June 30, 2022.

•

“Cango Haoche” platform had engaged 9,350 dealers in China’s 31 provinces and 305 cities as of September 30, 2022. During the first nine months of 2022, total sales were 12,639 cars, including 7,677 new energy vehicles (NEVs), resulting in an NEV penetration rate exceeding 60%.

•

Since the “Cango Haoche” APP was launched at the end of the second quarter of this year, it had attracted a total of over 300,000 page views and more than 27,000 unique visitors as of the end of September.

Mr. Jiayuan Lin, Chief Executive Officer of Cango, commented, “Within a complex external operating environment, COVID-19 resurgences continued to affect China’s automotive industry. Despite these challenges, we delivered a solid performance in the third quarter with total revenues reaching RMB416.4 million, of which revenues from car trading transactions accounted for over 83.4%. The pandemic’s ongoing impact together with favorable policies released in the last two quarters is reshaping the landscape of the domestic automotive industry. In light of evolving market trends and positive regulatory changes, we remained focused on our car trading transactions business and continued to elevate our one-stop platform service capabilities.

“In the third quarter, we made significant strides in upgrading our car transaction-related services for dealers and other automotive industry chain participants. Notably, we enhanced our ‘Cango Haoche’ APP with refined online product offerings and integrated after-market and financing services. The combination of tailored products and expanded vehicle inventory further improved our service capabilities as well as dealers’ experience on our platform, reinforcing their stickiness. Furthermore, building on the success of ‘Cango Haoche,’ we officially launched our ‘Cango U-Car’ WeChat mini program, leveraging our long-time strengths to provide dealers with more convenient used car transaction services. As of September 30, 2022, ‘Cango U-Car’ had more than 3,000 registered dealers with increasing engagement.

“Looking ahead, given ongoing COVID-19 recurrences and the complex global macroeconomic environment, we will maintain our strategy focused on developing our new and used car businesses in parallel, creating value for OEMs and dealers and making car purchases simple and enjoyable,” concluded Mr. Lin.

Mr. Yongyi Zhang, Chief Financial Officer of Cango, stated, “Our third quarter performance showcases the resilience and strength of our car trading transactions business, even in a challenging environment. In addition to the advancements we made in our platform, we implemented additional cost optimization measures and continued our share repurchase programs, underscoring our confidence in Cango’s sustainable future. Going forward, we will continue to exercise strict cost discipline and invest selectively as we strive to upgrade our platform and operations to capture growth opportunities in both the new and used car markets.”

Third Quarter 2022 Financial Results

REVENUES

Total revenues in the third quarter of 2022 were RMB416.4 million (US$58.5 million) compared with RMB800.6 million in the same period of 2021. Revenues from car trading transactions in the third quarter of 2022 were RMB347.2 million (US$48.8 million), or 83.4% of total revenues in the third quarter of 2022, compared with RMB429.2 million in the same period of 2021.

OPERATING COST AND EXPENSES

Total operating cost and expenses in the third quarter of 2022 were RMB608.8 million (US$85.6 million) compared with RMB839.6 million in the same period of 2021.

•

Cost of revenue in the third quarter of 2022 decreased to RMB388.7 million (US$54.6 million) from RMB610.5 million in the same period of 2021. As a percentage of total revenues, cost of revenue in the third quarter of 2022 was 93.3% compared with 76.3% in the same period of 2021. The change was primarily due to an increase in car trading transactions’ share of total revenues. Car trading transactions normally present a higher cost-revenue ratio, thus pushing up the overall ratio.

•

Sales and marketing expenses in the third quarter of 2022 decreased to RMB17.9 million (US$2.5 million) from RMB46.8 million in the same period of 2021. As a percentage of total revenues, sales and marketing expenses in the third quarter of 2022 was 4.3% compared with 5.8% in the same period of 2021.

•

General and administrative expenses in the third quarter of 2022 decreased to RMB57.8 million (US$8.1 million) from RMB64.0 million in the same period of 2021. As a percentage of total revenues, general and administrative expenses in the third quarter of 2022 was 13.9% compared with 8.0% in the same period of 2021.

•

Research and development expenses in the third quarter of 2022 decreased to RMB10.2 million (US$1.4 million) from RMB17.4 million in the same period of 2021. As a percentage of total revenues, research and development expenses in the third quarter of 2022 was 2.4% compared with 2.2% in the same period of 2021.

•

Net loss on risk assurance liabilities in the third quarter of 2022 was RMB85.0 million (US$11.9 million) compared with RMB55.5 million in the same period of 2021. Net loss on risk assurance liabilities was mainly due to a sequential increase in the default rate since 2021.

LOSS FROM OPERATIONS

Loss from operations in the third quarter of 2022 was RMB192.3 million (US$27.0 million), compared with RMB39.0 million in the same period of 2021.

NET LOSS

Net loss in the third quarter of 2022 was RMB130.3 million (US$18.3 million). Non-GAAP adjusted net loss in the third quarter of 2022 was RMB110.0 million (US$15.5 million). Non-GAAP adjusted net loss excludes the impact of share-based compensation expenses. For further information, see “Use of Non-GAAP Financial Measure.”

NET LOSS PER ADS

Basic and diluted net loss per American Depositary Share (ADS) in the third quarter of 2022 were both RMB0.96 (US$0.13). Non-GAAP adjusted basic and diluted net loss per ADS in the third quarter of 2022 were both RMB0.81 (US$0.11). Each ADS represents two Class A ordinary shares of the Company.

BALANCE SHEET

As of September 30, 2022, the Company had cash and cash equivalents of RMB745.0 million (US$104.7 million), compared with RMB1,280.7 million as of June 30, 2022.

As of September 30, 2022, the Company had short-term investments of RMB2,698.0 million (US$379.3 million), compared with RMB2,116.2 million as of June 30, 2022.

Business Outlook

For the fourth quarter of 2022, the Company expects total revenues to be between RMB450 million and RMB500 million. This forecast reflects the Company’s current and preliminary views on the market and operational conditions, which are subject to change.

Share Repurchase Program

•

Pursuant to the share repurchase program announced on August 19, 2021, the Company had repurchased 8,153,114 ADSs with cash in the aggregate amount of approximately US$28.8 million up to August 25, 2022, the day on which the program expired.

•	Pursuant to the share repurchase program announced on April 22, 2022, the Company had repurchased 287,530 ADSs with cash in the aggregate amount of approximately US$635,758 up to September 30, 2022.

Conference Call Information

The Company’s management will hold a conference call on Tuesday, November 29, 2022, at 8:00 P.M. Eastern Time or Wednesday, November 30, 2022, at 9:00 A.M. Beijing Time to discuss the financial results. Listeners may access the call by dialing the following numbers:

International:	+1-412-902-4272
United States Toll Free:	+1-888-346-8982
Mainland China Toll Free:	4001-201-203
Hong Kong, China Toll Free:	800-905-945
Conference ID:	Cango Inc.

The replay will be accessible through December 6, 2022, by dialing the following numbers:

International:	+1-412-317-0088
United States Toll Free:	+1-877-344-7529
Access Code:	9238628

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at http://ir.cangoonline.com/.

About Cango Inc.

Cango Inc. (NYSE: CANG) is a leading automotive transaction service platform in China connecting car buyers, dealers, financial institutions, and other industry participants. Founded in 2010 by a group of pioneers in China’s automotive finance industry, the Company is headquartered in Shanghai and has a nationwide network. Leveraging its competitive advantages in technological innovation and big data, Cango has established an automotive supply chain ecosystem, and developed a matrix of products centering on customer needs for auto transactions, auto financing and after-market services. By working with platform participants, Cango endeavors to make car purchases simple and enjoyable, and make itself customers’ car purchase service platform of choice. For more information, please visit: www.cangoonline.com.

Definition of Overdue Ratios

The Company defines “M1+ overdue ratio” as (i) exposure at risk relating to financing transactions for which any installment payment is 30 to 179 calendar days past due as of a specified date, divided by (ii) exposure at risk relating to all financing transactions which remain outstanding as of such date, excluding amounts of outstanding principal that are 180 calendar days or more past due.

The Company defines “M3+ overdue ratio” as (i) exposure at risk relating to financing transactions for which any installment payment is 90 to 179 calendar days past due as of a specified date, divided by (ii) exposure at risk relating to all financing transactions which remain outstanding as of such date, excluding amounts of outstanding principal that are 180 calendar days or more past due.

Use of Non-GAAP Financial Measure

In evaluating the business, the Company considers and uses Non-GAAP adjusted net income (loss), a non-GAAP measure, as a supplemental measure to review and assess its operating performance. The presentation of the non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. The Company defines Non-GAAP adjusted net income (loss) as net income (loss) excluding share-based compensation expenses. The Company presents the non-GAAP financial measure because it is used by the management to evaluate the operating performance and formulate business plans. Non-GAAP adjusted net income (loss) enables the management to assess the Company’s operating results without considering the impact of share-based compensation expenses, which are non-cash charges. The Company also believes that the use of the non-GAAP measure facilitates investors’ assessment of its operating performance.

Non-GAAP adjusted net income (loss) is not defined under U.S. GAAP and is not presented in accordance with U.S. GAAP. This non-GAAP financial measure has limitations as analytical tools. One of the key limitations of using Non-GAAP adjusted net income (loss) is that it does not reflect all items of expense that affect the Company’s operations. Share-based compensation expenses have been and may continue to be incurred in the business and are not reflected in the presentation of Non-GAAP adjusted net income (loss). Further, the non-GAAP measure may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited.

The Company compensates for these limitations by reconciling the non-GAAP financial measure to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating the Company’s performance. The Company encourages you to review its financial information in its entirety and not rely on a single financial measure.

Reconciliations of Cango’s non-GAAP financial measure to the most comparable U.S. GAAP measure are included at the end of this press release.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to US$ were made at the rate of RMB7.1135 to US$1.00, the noon buying rate in effect on September 30, 2022, in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the “Business Outlook” section and quotations from management in this announcement, contain forward-looking statements. Cango may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Cango’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Cango’s goal and strategies; Cango’s expansion plans; Cango’s future business development, financial condition and results of operations; Cango’s expectations regarding demand for, and market acceptance of, its solutions and services; Cango’s expectations regarding keeping and strengthening its relationships with dealers, financial institutions, car buyers and other platform participants; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Cango’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Cango does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contact

Yihe Liu

Cango Inc.

Tel: +86 21 3183 5088 ext.5581

Email: ir@cangoonline.com

Twitter: https://twitter.com/Cango_Group

Emilie Wu

The Piacente Group, Inc.

Tel: +86 21 6039 8363

Email: ir@cangoonline.com

CANGO INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEET

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

	As of December 31, 2021	As of September 30, 2022
	RMB	RMB	US$
ASSETS:
Current assets:
Cash and cash equivalents	1,434,806,922	744,956,280	104,724,296
Restricted cash - current	61,293,114	52,870,726	7,432,449
Short-term investments	2,598,935,704	2,698,017,297	379,281,268
Accounts receivable, net	223,544,396	130,712,532	18,375,277
Finance lease receivables - current, net	1,414,164,625	978,680,772	137,580,765
Financing receivables, net	62,296,261	93,389,953	13,128,552
Short-term contract asset	829,940,692	546,425,221	76,815,242
Prepayments and other current assets	982,948,637	860,436,374	120,958,231

Total current assets	7,607,930,351	6,105,489,155	858,296,080

Non-current assets:
Restricted cash - non-current	1,114,180,729	803,007,376	112,884,990
Goodwill	148,657,971	148,657,971	20,898,007
Property and equipment, net	19,545,933	16,020,074	2,252,066
Intangible assets	45,931,544	46,970,305	6,602,981
Long-term contract asset	495,456,805	247,229,955	34,755,037
Deferred tax assets	474,570,361	624,243,828	87,754,808
Finance lease receivables - non-current, net	1,029,262,174	385,740,717	54,226,572
Other non-current assets	11,568,164	10,893,127	1,531,332

Total non-current assets	3,339,173,681	2,282,763,353	320,905,793

TOTAL ASSETS	10,947,104,032	8,388,252,508	1,179,201,873

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term debts	579,776,131	208,988,733	29,379,171
Long-term debts—current	938,014,362	730,188,493	102,648,273
Accrued expenses and other current liabilities	719,035,377	428,536,775	60,242,750
Risk assurance liabilities	699,022,914	484,174,938	68,064,235
Income tax payable	481,854,105	328,492,069	46,178,684

Total current liabilities	3,417,702,889	2,180,381,008	306,513,113

Non-current liabilities:
Long-term debts	486,371,672	125,623,636	17,659,891
Deferred tax liability	51,471,040	10,724,133	1,507,575
Other non-current liabilities	991,610	177,848,512	25,001,548

Total non-current liabilities	538,834,322	314,196,281	44,169,014

Total liabilities	3,956,537,211	2,494,577,289	350,682,127

Shareholders’ equity
Ordinary shares	204,260	204,260	28,714
Treasury shares	(485,263,213)	(546,266,092)	(76,792,872)
Additional paid-in capital	4,671,769,821	4,803,102,873	675,209,513
Accumulated other comprehensive income	(187,517,110)	110,877,375	15,586,895
Retained earnings	2,991,373,063	1,525,756,803	214,487,496

Total Cango Inc.’s equity	6,990,566,821	5,893,675,219	828,519,746

Total shareholders’ equity	6,990,566,821	5,893,675,219	828,519,746

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	10,947,104,032	8,388,252,508	1,179,201,873

CANGO INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF

COMPREHENSIVE INCOME

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

	Three months ended September 30,			Nine months ended September 30,
	2021	2022		2021	2022
	RMB	RMB	US$	RMB	RMB	US$

Revenues	800,634,866	416,449,708	58,543,573	2,871,167,788	1,493,335,164	209,929,734
Loan facilitation income and other related income	266,515,911	14,710,212	2,067,929	981,553,412	135,208,426	19,007,300
Leasing income	60,778,371	34,710,562	4,879,534	198,614,442	127,550,654	17,930,787
After-market services income	42,658,080	19,381,025	2,724,541	157,053,595	55,704,269	7,830,782
Automobile trading income	429,200,614	347,247,512	48,815,282	1,523,310,471	1,165,160,983	163,795,738
Others	1,481,890	400,397	56,287	10,635,868	9,710,832	1,365,127
Operating cost and expenses:
Cost of revenue	610,508,451	388,703,295	54,643,044	2,077,342,112	1,348,346,307	189,547,523
Sales and marketing	46,793,061	17,888,406	2,514,712	165,522,339	113,531,814	15,960,050
General and administrative	64,038,373	57,812,378	8,127,135	190,087,348	233,366,364	32,806,124
Research and development	17,423,683	10,172,951	1,430,091	46,656,813	37,516,243	5,273,950
Net loss on risk assurance liabilities	55,504,598	84,952,664	11,942,456	113,147,363	237,018,349	33,319,512
Provision for credit losses	45,373,233	49,259,212	6,924,750	144,641,366	259,114,042	36,425,675

Total operation cost and expense	839,641,399	608,788,906	85,582,188	2,737,397,341	2,228,893,119	313,332,834

Income (Loss) from operations	(39,006,533)	(192,339,198)	(27,038,615)	133,770,447	(735,557,955)	(103,403,100)

Interest income, net	14,853,381	14,619,894	2,055,232	37,222,389	27,120,865	3,812,591
Net gain (loss) on equity securities	(447,536,895)	4,285,558	602,454	(291,048,883)	(13,303,787)	(1,870,217)
Interest expense	(8,320,463)	(3,107,158)	(436,797)	(9,133,705)	(11,693,127)	(1,643,794)
Foreign exchange gain (loss), net	(51,473)	4,066,308	571,633	(786,605)	7,318,248	1,028,783
Other income	25,465,800	3,775,871	530,804	36,642,145	41,312,897	5,807,675
Other expenses	(107,905)	(964,807)	(135,630)	(6,587,727)	(1,788,017)	(251,355)
Net income (loss) before income taxes	(454,704,088)	(169,663,532)	(23,850,919)	(99,921,939)	(686,590,876)	(96,519,417)

Income tax expenses	38,166,368	39,338,402	5,530,105	(32,749,453)	134,318,905	18,882,253
Net income (loss)	(416,537,720)	(130,325,130)	(18,320,814)	(132,671,392)	(552,271,971)	(77,637,164)

Net income (loss) attributable to Cango Inc.’s shareholders	(416,537,720)	(130,325,130)	(18,320,814)	(132,671,392)	(552,271,971)	(77,637,164)

Earnings (loss) per ADS attributable to ordinary shareholders:
Basic	(2.88)	(0.96)	(0.13)	(0.91)	(4.01)	(0.56)
Diluted	(2.88)	(0.96)	(0.13)	(0.91)	(4.01)	(0.56)
Weighted average ADS used to compute earnings (loss) per ADS attributable to ordinary shareholders:
Basic	144,470,649	136,442,760	136,442,760	146,155,678	137,751,682	137,751,682
Diluted	144,470,649	136,442,760	136,442,760	146,155,678	137,751,682	137,751,682

Other comprehensive (loss) income, net of tax

Foreign currency translation adjustment	(5,969,745)	141,603,735	19,906,338	(37,828,334)	298,394,485	41,947,633

Total comprehensive income (loss)	(422,507,465)	11,278,605	1,585,524	(170,499,726)	(253,877,486)	(35,689,531)

Total comprehensive income (loss) attributable to Cango Inc.’s shareholders	(422,507,465)	11,278,605	1,585,524	(170,499,726)	(253,877,486)	(35,689,531)

CANGO INC.

RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data

	Three months ended September 30,			Nine months ended September 30,
	2021	2022		2021	2022
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	RMB	RMB	US$	RMB	RMB	US$
Net income (loss)	(416,537,720)	(130,325,130)	(18,320,814)	(132,671,392)	(552,271,971)	(77,637,164)

Add: Share-based compensation expenses	24,011,050	20,373,774	2,864,100	64,444,353	139,445,782	19,602,978
Cost of revenue	1,512,966	1,318,415	185,340	2,967,623	3,318,808	466,551
Sales and marketing	4,049,203	4,367,008	613,904	11,570,258	11,140,237	1,566,070
General and administrative	17,209,292	13,700,843	1,926,034	46,888,274	122,108,649	17,165,762
Research and development	1,239,589	987,508	138,822	3,018,198	2,878,088	404,595

Non-GAAP adjusted net income (loss)	(392,526,670)	(109,951,356)	(15,456,714)	(68,227,039)	(412,826,189)	(58,034,186)

Net income (loss) attributable to Cango Inc.’s shareholders	(392,526,670)	(109,951,356)	(15,456,714)	(68,227,039)	(412,826,189)	(58,034,186)

Non-GAAP adjusted net income (loss) per ADS-basic	(2.72)	(0.81)	(0.11)	(0.47)	(3.00)	(0.42)
Non-GAAP adjusted net income (loss) per ADS-diluted	(2.72)	(0.81)	(0.11)	(0.47)	(3.00)	(0.42)

Weighted average ADS outstanding—basic	144,470,649	136,442,760	136,442,760	146,155,678	137,751,682	137,751,682
Weighted average ADS outstanding—diluted	144,470,649	136,442,760	136,442,760	146,155,678	137,751,682	137,751,682